UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”, “Xinyuan”, “we” or “our”) on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (2) Xinyuan’s registration statement on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (3) Xinyuan’s registration statement on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, prospectus supplement, offering circular or similar document issued or authorized by Xinyuan that incorporates by reference any of Xinyuan’s reports on Form 6-K that are incorporated into our registration statements filed with the Securities and Exchange Commission, or SEC, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Xinyuan under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

JIANTOU XINYUAN ACQUISITION UPDATE

Xinyuan did not bid in the auction held on June 8, 2010 for the 55% of the shares of Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd., or Jiantou Xinyuan, we do not already own, or the 55% equity. After taking into consideration, among other factors, the timing of the auction and the the potential cash flow impact on Jiantou Xinyuan of completing the acquisition at the present time, management believed it was not in Xinyuan’s best interest to bid in the auction.

As previously disclosed, on September 25, 2009, we, through our indirectly wholly-owned subsidiary Henan Xinyuan Real Estate Co., Ltd., or Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement, or the ETA, with Zhengzhou General Construction Investment Company and Zhengzhou Project Consulting Co., Ltd., or collectively the Sellers, to acquire their 55% interest in Jiantou Xinyuan, or the 55% Equity. Xinyuan owns the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, the proposed acquisition of the 55% Equity was deemed a transfer of state-owned assets, which under PRC laws and regulations were required to be sold or disposed of through a public listing and auction process unless the proposed sale or disposal had been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the governmental approval necessary for the transfer of the 55% Equity including, if available, any exemption from the public listing and auction process. The Sellers did not obtain such an exemption and, accordingly, listed the 55% equity in the local assets and equity exchange for a competitive auction.

Although we originally planned to participate in the auction, we determined, as discussed above, that it was not in our best interests to do so at this time. We continue to hold our 45% interest in Jiantou Xinyuan. Following completion of the auction and based on the auction results, we will re-evaluate our options with respect to Jiantou Xinyuan, including but not limited to, maintaining the joint venture, pursuing a new auction process or liquidating Jiantou Xinyuan in the future.

RISK FACTORS

The risk factors set forth below supplement and update certain risk factors in the discussion of material risks in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as previously supplemented and updated by the risk factors included in our Form 6-K furnished to the SEC on May 17, 2010. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results.

We did not bid on the 55% equity interest in Jiantou Xinyuan subject to a public listing and auction process for the transfer of state-owned assets. We cannot assure you that we will continue to have good relationship with our joint venture partners or will not otherwise suffer negative repercussions from our decision not to submit a bid.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan, entered into the ETA with the Sellers, to acquire their 55% interest in Jiantou Xinyuan, or the 55% Equity. We currently own the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, the proposed acquisition of the 55% Equity was deemed a transfer of state-owned assets, which under the PRC laws and regulations were required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal had been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approvals necessary for the transfer.

The Sellers listed the 55% Equity in the local assets and equity exchange for a competitive auction to determine the purchaser of, and the transfer price for, the 55% Equity based on the results of such auction. The minimum listing price was based on an independent asset appraisal. Although we had originally planned to participate in the auction process, we ultimately decided not to place a bid, after taking into consideration, among other factors, the timing of the auction and the the potential cash flow impact on Jiantou Xinyuan of completing the acquisition at the present time. Since we did not place a bid, we did not acquire the 55% Equity and continue to a minority holder in the joint venture. We cannot assure that our decision not to submit a bid will not negatively effect our working relationship with our joint venture partners or that we will not otherwise suffer negative repercussions from our decision not to submit a bid for the 55% Equity.

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future.

Along with the economic growth in China, investments in the property sector have increased significantly in the past few years. Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices rose rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and promote the healthy development of the real estate industry in China.

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments. This circular aimed to control the rapid increase in housing prices and cool down the real estate market in China. It reiterated that the purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested the local government to increase the effective supply of low-income housing and ordinary commodity housing and instructed the People’s Bank of China, or PBOC, and the China Bank Regulatory Commission, or CBRC, to tighten the supervision of the bank lending to the real estate sector and mortgage financing. On February 25, 2010, the PBOC increased the reserve requirement ratio for commercial banks by 0.5% to 16.5% and has further increased it from 16.5% to 17.0% effective May 10, 2010. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

In April 2010, the general office of the PRC State Council issued a further circular to all ministries and provincial-level local governments. Among other matters, the circular provided as follows: purchasers of a first residential property for their households with a gross floor area of greater than 90 square meters must make down payments of no less than 30% of the purchase price; purchasers of a second residential property for their households must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and for purchasers of a third residential property, both the minimum down payment amount and applied interest rate must be significantly higher than the relevant minimum down payment and interest rate which would have been applicable prior to the issuance of the circular (the specific figures shall be decided by the relevant bank on a case-by-case based on the principle of proper risk management). Moreover, the circular provided that banks can decline to provide mortgage financing to either a purchaser of a third residential property or a non-resident purchaser.

On May 26, 2010, the Ministry of Housing and Urban-Rural Development, or the MOHURD (formerly known as the Ministry of Construction), the PBOC and the CBRC jointly issued a notice clarifying the criteria for determining what is a “second residential household property.” Among other matters, the notice provided that the aforementioned requirements on down payments and interest rates for mortgages on a second residential property will apply to (i) purchasers who already have one or more properties under the name of a member of their households in the local housing registration system; (ii) purchasers who have already purchased one or more properties by mortgage financing and are applying for housing-related mortgage financing again; and (iii) purchasers who are believed to have one or more properties under the name of a member of their households, as evidenced by due diligence by the relevant lending banks. Further, purchasers in local areas that have not established a comprehensive housing registration system are required to provide written statements to the relevant lending banks regarding the number of properties owned by members of their households; providing false information in these written statements will result in a poor credit rating for the relevant purchaser. The requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-resident purchasers (i.e., purchasers who cannot provide proof that they have been making tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless whether there is any residential property under the name of a member of their households at the time of application.

It is possible that the government agencies may adopt further measures to implement the policies outlined above. The full effect of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry.

The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: June 8, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Press Release

Exhibit 99.1

XINYUAN REAL ESTATE CO. ANNOUNCES UPDATE REGARDING JIANTOU XINYUAN JOINT VENTURE

BEIJING, China, June 8, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that the Company did not bid at the June 8, 2010 auction for the 55% of the shares of Jiantou Xinyuan that it does not already own.

As previously disclosed, on September 25, 2009, the Company, through its indirectly wholly-owned subsidiary enterprise, entered into an agreement with the two other joint venture partners, or the sellers, to acquire from them their 55% equity interest. As the Sellers are state-owned enterprises, the proposed acquisition of shares was deemed a transfer of state-owned assets which requires a public listing and auction process. After taking into consideration, among other factors, the timing of the auction and the potential cash flow impact on Jiantou Xinyuan of completing the acquisition at the present time, management believed that it was not in the Company’s best interest to bid in the auction at the current time. Following completion of the auction and based on the auction results, the Company will re-evaluate its options with respect to Jiantou Xinyuan, including but not limited to, maintaining the joint venture, pursuing a new auction process, or liquidating Jiantou Xinyuan in the future.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: Xinyuan may be unable to acquire desired development sales at commercially reasonable costs; PRC economic, political and social conditions as well as government policies can affect Xinyuan’s business; Xinyuan’s financing costs are subject to changes in interest rates; Xinyuan’s results of operations may fluctuate from period to period; the recognition of real estate revenue and costs relies on Xinyuan’s estimation of total project sales value and costs; increases in the price of raw materials may increase cost of sales and reduce earnings; Xinyuan is heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; the market price of Xinyuan’s ADSs may be volatile, and other risks outlined in Xinyuan’s public filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2009. All information provided in this press release is as of June 8, 2010. Except as required by law, Xinyuan undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com